Exhibit (a)(5)(ii)

MVC Capital Announces Results of its Tender Offer
MVC will acquire 1,442,307 shares at $10.40 per share

PURCHASE, N.Y. August 21, 2017 - MVC Capital, Inc. (NYSE: MVC) (“MVC” or the “Company”) today announced the final results of its modified “Dutch Auction” Tender Offer, which expired at 5:00 p.m., New York City time, on August 18, 2017 (the “Tender Offer”).

Based on the final count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 3,634,597 shares of MVC's common stock were properly tendered and not properly withdrawn at or below a purchase price of $10.40 per share.

In accordance with the terms and conditions of the Tender Offer and based on the final count by the depositary, MVC will accept for payment, at a purchase price of $10.40, 1,442,307 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, at an aggregate cost of $14,999,992.80, excluding fees and expenses relating to the Tender Offer. MVC will accept the shares on a pro rata basis and has been informed by the depositary that the proration factor for the Tender Offer is 40.5%. The shares purchased represent approximately 6.4% of MVC's common stock issued and outstanding as of July 21, 2017, the date of commencement of the Tender Offer.

The Tender Offer was made pursuant to an Offer to Purchase dated July 21, 2017 and the related Letter of Transmittal, by which the Company offered to purchase up to $15.0 million of its common stock, $0.01 par value per share, at a price per share not less than $10.00 and not greater than $11.00, which documents were filed with the Securities and Exchange Commission on July 21, 2017.

The information agent for the Tender Offer is Georgeson LLC and the depositary for the Tender Offer is Computershare Trust Company N.A. Any questions with regard to the Tender Offer may be directed to the information agent toll-free at (877) 507-1756.

MVC-G

About MVC Capital, Inc.

MVC Capital is a Business Development Company traded on the New York Stock Exchange that provides long-term debt and equity investment capital to fund growth, acquisitions and recapitalizations of companies in a variety of industries. For MVC's investor relations, please call Jackie Rothchild at 914-510-9400 or Jeffrey Goldberger at 212-896-1249. All media inquiries should be directed to Patrick Scanlan at 212-687-8080.

Forward-Looking Statements

The information contained in this press release contains forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, including: the price at which shares of common stock may trade on the New York Stock Exchange; MVC Capital's ability to execute its yield investment strategy; the performance of MVC Capital's investments; and changes in economic or financial market conditions and other factors that are enumerated in the company's periodic filings with the Securities and Exchange Commission. MVC Capital disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release.

Contact:

Investor Relations

Jackie Rothchild

MVC Capital, Inc.

914-510-9400

or

Jeffrey Goldberger / Allison Soss

KCSA Strategic Communications

212-896-1249 / 212-896-1267

Media Inquiries

Patrick Scanlan

Sard Verbinnen & Co.

212-687-8080